Exhibit 99.1

Ozon Informs About Its Admission to Trading at the Astana International Exchange

July 28, 2023 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), informs that its American Depositary Shares (“ADSs”) have been admitted to Official list of and trading at the Astana International Exchange (“AIX”). Admission to Official list and trading under ticker “OZON” will become effective on July 28 and July 31, 2023, accordingly. The Company does not plan to issue new shares in connection with its AIX listing. The relevant market notices are available at https://aix.kz/news-announcements/aix-market-notices.

Ozon intends to keep its listing on the Moscow Exchange and continues the appeal against the determination of the Listing Qualifications Staff of the Nasdaq Stock Market LLC (“Nasdaq”) to delist the ADSs from Nasdaq, as disclosed in our press releases as of June 7, 2023, and June 22, 2023. The Company remains committed to acting in the best interests of all of its investors. Admission of the ADSs to trading on AIX could potentially increase liquidity of the ADSs and provide investors, including international investors with an opportunity to trade the ADSs.

Since 2021 Ozon has been successfully developing its marketplace business in Kazakhstan. Gross merchandise value generated by sellers from Kazakhstan increased by more than 8 times year-on-year in Q2 2023. Currently Ozon serves over 15 thousand sellers in Kazakhstan.

About Astana International Exchange

AIX was established in 2017 as part of the Astana International Financial Centre (“AIFC”). AIX operates in AIFC regulatory environment, a constitutionally separate jurisdiction within Kazakhstan, which is based on the principles, legislation, and precedents of the law of England and Wales and the standards of the leading global financial centres, and the acting law of the Republic of Kazakhstan, which applies in part to matters not governed by this jurisdiction. AIX is regulated by the Astana Financial Services Authority, an independent regulator established within the AIFC jurisdiction.

For more information, please visit www.aix.kz.

About Ozon

Ozon is a multi-category e-commerce platform operating in Russia, Belarus, Kazakhstan, Kyrgyzstan, Armenia, China and Turkey. Its fulfillment infrastructure and delivery network enable Ozon to provide its customers with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow entrepreneurs to sell their products across 11 time zones and offer customers wide selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon fresh online grocery delivery. For more information, please visit https://corp.ozon.com.

Contacts

Investor Relations

ir@ozon.ru

Press Office

pr@ozon.ru

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”). All statements contained in this press release that do not relate to matters of historical fact disclosed in due course by the Company should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global or Russian political and economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our filings with the U.S. Securities and Exchange Commission concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.